EndoSound



LET YOUR COMMUNITY INVEST

WEFUNDER

The Next Era of EUS – EndoSound, the EVS and Crowdfunding

Agenda

- What is a Community Round?
- Why WeFunder
- Who is it a good fit for?
- EndoSound Technology – How, What and Why
- Next Steps
- Q & A



What is a Community Round?

- Normally when startups raise capital, they use Regulation D
  - Accredited investors only
  - Private solicitation
- Regulation Crowdfunding (Reg CF) changes both of those two things
  - Unaccredited AND accredited investors
  - Ability to publicly promote, run a marketing campaign



What is a Community Round?

EndoSound

- Can raise up to $5M per year
- Average raise on Wefunder is $400K
- Can be part of a larger round – an "allocation" for your customers and community to invest (e.g.) alongside VCs
- There are a number of Regulation Crowdfunding platforms. Wefunder is the biggest



Wefunder's Mission

EndoSound

- Wefunder is a Public Benefit Corporation (PBC), not a C Corp
- Allowing everyone to invest, not just the most wealthy
- Building stronger connections between investors and founders – community around startups
- Consumer facing is the sweet spot (although not limited to B2C)



Why a Bridge Round?

EndoSound

- Recently received a letter of interest from a major GI strategic for a Series B Lead.
- Bridge through Regulation Crowdfunding (Reg CF) – WeFunder
- Goal: Runway to be in a position of strength in further a raise
  - Discussions with VCs and Strategics ongoing
  - Allow time to for the markets to open up
    - Further M&A and IPOs
    - Allow EndoSound to continue its current trajectory
  - Maximize shareholder value in an exit pathway
- Turn our most passionate customers and supporters into investors and owners



History of Demonstrated Success

EndoSound

FDA Breakthrough Device Designation - 2021
FDA Clearance: December 2023

Robust IP Portfolio (10 Issued + 10 Pending)

AGA Innovation of the Year 2022
ASGE Innovation of the Year 2022

Significant market traction with early commercial progress and milestones attained

Transitional Pass Through (TPT) code awarded starting July 1, 2024

- **~$12M Raised to Date** (non-dilutive$5M by Major GI)
- Series A funding by lead investor Geo Med Tech Ventures with investment from the **AGA Opportunity Fund**

ENDOSOUND VISION SYSTEM (EVS)

Unmet Needs of Existing EUS

LEGACY EUS SYSTEMS

HIGH COST

CAPITAL:

- $450,000 limits availability

MAINTENANCE:

- Costly and burdensome

SAFETY CONCERNS

FDA RECALL

- Design flaw (elevator)
- Risk of infection

LIMITED FLEXIBILITY

FOOTPRINT:

- Bulky—large scopes and scanners
- Not portable

TECHNOLOGY

- Advanced imaging capabilities
- Minimally invasive
- Critical technology



The Next Era of EUS

EndoSound

EndoSound Vision System **addresses all significant drawbacks** to current legacy systems, providing a massive runway to capture and expand the market.

ENDOSOUND VISION SYSTEM

AFFORDABLE

- Site of care expansion
- Worldwide market access

INCREASED SAFETY

- Decreased infection risk
- FDA Breakthrough Device

SUPERIOR FLEXIBILITY

- Portable
- Multi-functional
- Point-of-care Ultrasound

TECHNOLOGY

- Advanced imaging capabilities
- Minimally invasive
- Critical technology



How it Works

EndoSound Vision System

- The adaptive design of the EndoSound Vision System allows providers to easily convert existing flexible video gastroscopes from all major endoscope manufacturers into ultrasound endoscopes, delivering new accessibility to EUS at a fraction of the cost of conventional platforms.

EndoSound Animation Link - How it works

Expanding the Standard of Care

EndoSound Vision System adds significant value across the spectrum of facilities offering endoscopy, from large teaching institutions to remote hospitals to ASCs

Ambulatory Surgery Centers (ASCs)	**97%**	Do Not Have EUS	New Service Line More Affordable location for Payers, Patients More Efficient for Physicians
Hospitals	**80%**	Do Not Have EUS	Hospitals without EUS – New service line Hospitals with EUS – Expanded capacity

EVS not only covers gaps in the legacy technologies….

…but unlocks Echo-Endoscopy

Echo-Endoscopy adds ultrasound to a standard upper GI scope procedure, collecting more diagnostic information


ESOPHAGUS
DUODENUM
STOMACH
OR
LIVER
ESOPHAGUS
GALL BLADDER
PANCREAS
DUODENUM
STOMACH

A "Standard" EGD (partial examination) Assess the Esophagus, Stomach, Duodenum

B Echo-Endoscopy (complete examination) Include Surrounding Structures: Liver, Pancreas, Gall Bladder, etc.

25 Years of research shows the benefits of Upper Endoscopy (EGD) enhanced by ultrasound (ECHO-ENDOSCOPY) leads to:

- **Earlier diagnosis**
- **Fewer tests**
- **Lower costs**
- **Better healthcare**

ENDOSOUNDS DISRUPTIVE TECHNOLOGY IN SIZE, SAFETY AND PRICING MAKE ECHO-ENDOSCOPY FEASIBLE, UNLOCKING A SUBSTANTIAL OPPORTUNITY

8,000,000 Annual USA EGD'S



20% CAPTURE
(80% potential)

$1.04B / yr.

Combined Vision: Market Size

Initial Market Entry


$5B
$1.7B
$375M

Market Disruption
(Echo-Endoscopy)


$14B
$5.5B
$1.4B


$19B
TAM
$7.2B
SAM
$1.8B
SOM

Key Focus Areas:

US
- Migration of procedures from Hospital to ASC
- Growth in Hospital offerings
- Echo-Endoscopy

Global
- Large, underserved markets (emerging markets)
- Global health equity

Indication Expansion
- Growth to all ultrasound in the body

TAM – Total Addressable Market | SAM – Serviceable Addressable Market | SOM – Serviceable Obtainable Market

Funding History

EndoSound

Stage	Investors	Amount	Valuation (Pre-)
Founders	Self Funded	$750,000	N/A
Seed	Friends & Family	$1,725,000	$9,000,000
Series A	Led By: Geo MedTech Ventures	$5,000,000	$17,000,000
Series B	TBD	$8,000,000	TBD

Additional:

Licensing	Licensing and Royalty Fee	$5,000,000	(Non-dilutive)

Total Funding To Date ~ $12M

Terms of Bridge Round

To be posted on WeFunder Site at Go Live



SUMMARY

- **FDA Cleared** -
  First significant innovation in Endoscopic Ultrasound in over 2 decades
- Moves procedures away from high-cost hospitals to lower cost surgery centers
- Lowers costs for patients, facilities and payers
- **Echo-Endoscopy** offers dramatic domestic and global expansion market opportunities
- Better patient experience / better physician experience

Next Steps

More information will be forthcoming

If interested please email me directly

This is more than fundraising. It’s about creating a movement — and many of you have been with us from the ground up. Help us spread the message.

Q & A

Josh Cohn
Chief Commercial Officer
(C): 201.248.0674
(E): Cohn@endosound.com

THANK YOU

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.